CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The  Board  of  Directors
MacDermid,  Incorporated:

We consent to incorporation by reference in the Registration Statement No. 333-89185 dated October 15, 1999 on Form S-8 of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan of our report dated April 11, 2005, relating to the statements of net assets available for plan benefits of the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2004 and 2003, and the supplemental schedules, which report appears in the December 31, 2004 annual report on Form 11-K of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan.

Hartford,  Connecticut
July  12,  2005